UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

North American Energy Partners Inc
(Name of Issuer)

Common Shares
(Title of Class of Securities)

656844107
(CUSIP Number)

12/31/2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 4 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 5 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DAVID LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 7 of 14 pages

CUSIP No. 656844107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 8 of 14 pages

Item 1(a).	Name of Issuer:

North American Energy Partners Inc

Item1(b).	Address of Issuer’s Principal Executive Offices:

18817 Stony Plain Road
Suite 300
Edmonton, Alberta
Canada T5S 0C2

Item 2(a).	Name of Person Filing:

This statement is filed by:

•	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
•	FrontFour Master Fund, Ltd., a exempted company formed under the laws of the Cayman Islands (“Master Fund”);
•	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp”);
•	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian fund”);
•	Stephen Loukas (“Mr. Loukas”);
•	David Lorber (“Mr. Lorber”); and
•	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

FrontFour Capital serves as the investment manager of the Master Fund and of accounts it separately manages (the Separately Managed Accounts”).  Messrs. Loukas, Lorber and George are the managing members and principal owners of FrontFour Capital.  By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Master Fund and the Separately Managed Accounts.

FrontFour Corp serves as the investment manager of the Canadian Fund, Messrs. Loukas, Lorber and George are the principal owners of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Canadian Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of FrontFour Capital, FrontFour Corp, the Canadian Fund and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, CT 06830.

The principal business address of the Master Fund is c/o Elian Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Item 2(c).	Citizenship:

Each of Messrs. Loukas, Lorber and George is a citizen of the United States of America.

FrontFour Capital is a limited liability company formed under the laws of the State of Delaware.

The Master Fund is an exempted company formed under the laws of the Cayman Islands.

FrontFour Corp is a corporation formed under the laws of British Columbia, Canada.

The Canadian Fund is a mutual fund trust formed under the laws of British Columbia, Canada.

Item 2(d).	Title of Class of Securities:

Common Shares

Page 9 of 14 pages

Item 2(e).	CUSIP Number: 656844107

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

The Master Fund directly owns 0 Shares.  The Separately Managed Accounts directly own 0 Shares.  By virtue of their relationships with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund and the Separately Managed Accounts.

The Canadian Fund directly owns 0 Shares.  By virtue of their relationships with the Canadian Fund discussed in further detail in Item 2, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Canadian Fund.

Mr. Loukas directly owns an additional 0 Shares.

This Schedule 13G reports an aggregate of 0 Shares.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended , the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of Class:

The following ownership percentages are based on 29,222,791 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2016 as reported in the Issuers interim consolidated financial statements filed on November 1, 2016.

The 0 Shares directly owned by the Master Fund represent approximately 0% of the outstanding Shares.  The 0 Shares directly owned by the Separately Managed Accounts represent approximately 0% of the outstanding Shares.  By virtue of its relationship with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, FrontFour Capital may be deemed to beneficially own 0 Shares, representing approximately 0% of the outstanding Shares.

The 0 Shares directly owned by the Canadian Fund represent 0% of the outstanding Shares.  By virtue of its relationship with the Canadian Fund Discussed in further detail in Item 2, FrontFour Corp may be deemed to beneficially own 0 Shares, representing 0% of the outstanding Shares.

Page 10 of 14 pages

By virtue of their relationships with each of the Master Fund, the Separately Managed Accounts and the Canadian Fund discussed in further detail in Item 2, each of Messrs. Loukas, Lorber and George may be deemed to beneficially own 0 Shares, representing approximately 0% of the outstanding Shares.  Mr. Loukas directly owns an additional 0 Shares, which together with the 0 Shares he may also be deemed to beneficially own, represent approximately 0% of the outstanding shares.

This schedule 13G reports an aggregate of 0 Shares, representing approximately 0% of the outstanding Shares.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Mr. Loukas has the sole power to vote or direct the vote of the 0 Shares he directly owns.

(ii)	shared power to vote or to direct the vote:

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 0 Shares directly owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote ore direct the vote of the 0 Shares directly owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp. and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 0 Shares directly owned by the Canadian Fund.

(iii)	sole power to dispose or to direct the disposition of:

Mr. Loukas has the sole power to dispose or direct the disposition of the 0 Shares he directly owns.

(iv)	shared power to dispose or to direct the disposition of:

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 0 Shares directly owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 0 Shares directly owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 0 Shares directly owned by the Canadian Fund.

Page 11 of 14 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 12 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017	FrontFour Master Fund, Ltd

	By:	FrontFour Capital Group LLC
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Capital Group LLC

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Opportunity Fund

	By:	FrontFour Capital Corp.
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

FrontFour Capital Corp.

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David Lorber

/s/ Zachary George
Zachary George

Page 13 of 14 pages

EXHIBIT INDEX

EX.	Page No.	14
A	Joint Filing Agreement 12
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of North American Energy Partners, Inc. dated as of January 26, 2017 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 26, 2017	FrontFour Master Fund, Ltd

	By:	FrontFour Capital Group LLC
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Capital Group LLC

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Opportunity Fund

	By:	FrontFour Capital Corp.
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

FrontFour Capital Corp.

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David Lorber

/s/ Zachary George
Zachary George

Page 14 of 14 pages